Exhibit 99.1

 TOWER SEMICONDUCTOR LTD.
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Tower Semiconductor Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tower Semiconductor Ltd. and subsidiaries (the "Company") as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows, for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Income Taxes — Income Tax Provision — Refer to Note 19 to the financial statements

Critical Audit Matter Description

The Company's provision for income taxes is affected by income taxes in Israel, the United States, and Japan. The income tax provision is an estimate determined based on management’s understanding of current enacted tax laws and tax rates of each tax jurisdiction and the use of acceptable allocation methodologies (transfer pricing) to allocate taxable income between tax jurisdictions based upon the structure of the Company’s operations and customer arrangements. The subsidiaries, which are semiconductors fabrications located outside Israel, are dependent on the allocation of production orders, managed centrally by the corporate global planning division, which directly affects the generation of income and local taxable income. For the year-ended December 31, 2019, the consolidated provision for income taxes was $2.9 million comprised of amounts related to Israel, Japan and U.S. operations, as detailed in Note 19.

We identified management’s determination of the taxable income and its related income tax provision as a critical audit matter because of the significant judgements and estimates management makes related to the taxable income allocation, the consideration of different tax status in each jurisdiction. This required a high degree of auditor judgement and an increased extent of effort, including the need to involve our income tax specialists, when performing audit procedures to evaluate the reasonableness of management’s estimate of the income tax provision.

How the Critical Audit Matter was addressed in the Audit

Our audit procedures related to the determination of the taxable income allocation and income tax provision included the following, among others:

•
We obtained the taxable income allocation used in calculating the income tax provision and  tested that the taxable income allocation between Israel and corporate operations and the other subsidiaries is appropriate based on the specified services and margins determined in the Company's transfer pricing studies

•	We tested the effectiveness of controls over the Company’s process to allocate its taxable income between the different subsidiaries based on the Company's transfer pricing studies.

•	We read and evaluated management’s documentation, including information obtained by management from outside tax specialists that detailed the basis of the uncertain tax positions.

•	With the assistance of our income tax specialists we evaluated:

•	The appropriateness of the ranges of outcomes utilized and the pricing conclusions reached within the transfer pricing studies conducted by the Company's outside tax specialists.

•	The transfer pricing methodology utilized by management with alternative methodologies and industry benchmarks.

•	The relevant facts by reading the Company’s correspondence with the relevant tax authorities and any third-party advice obtained by the Company.

•
The Company’s measurement of uncertain tax positions related to transfer pricing based on our knowledge of international and local income tax laws, as well as historical settlement activity from income tax authorities

Brightman Almagor Zohar & Co.
Certified Public Accountants
A Firm in The Deloitte Global Network

Tel Aviv, Israel
March 2, 2020

We have served as the Company's auditor since 1993.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars and shares in thousands)

	As of	As of
	December 31,	December 31,
	2019	2018

A S S E T S

CURRENT ASSETS
Cash and cash equivalents	$355,561	$385,091
Short-term interest-bearing deposits	215,609	120,079
Marketable securities	176,070	135,850
Trade accounts receivable	126,966	153,409
Inventories	192,256	170,778
Other current assets	22,019	22,752
Total current assets	1,088,481	987,959

LONG-TERM INVESTMENTS	40,085	35,945

PROPERTY AND EQUIPMENT, NET	681,939	657,234

INTANGIBLE ASSETS, NET	10,281	13,435

GOODWILL	7,000	7,000

DEFERRED TAX AND OTHER LONG-TERM ASSETS, NET	105,047	88,404

TOTAL ASSETS	$1,932,833	$1,789,977

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Current maturities of long-term debt	$65,932	$10,814
Trade accounts payable	119,199	104,329
Deferred revenue and customers' advances	10,322	20,711
Employee related liabilities	50,302	50,750
Other current liabilities	7,301	17,117
Total current liabilities	253,056	203,721

LONG-TERM DEBT
Debentures	94,552	120,170
Other long-term debt	151,269	136,499

LONG-TERM CUSTOMERS' ADVANCES	28,196	28,131

EMPLOYEE RELATED LIABILITIES	13,285	13,898

DEFERRED TAX LIABILITY	45,238	50,401

OTHER LONG-TERM LIABILITIES	514	952

TOTAL LIABILITIES	586,110	553,772

Ordinary shares of NIS 15 par value:	426,111	418,492
150,000 authorized as of December 31, 2019 and 2018
106,895 and 106,808 issued and outstanding, respectively, as of December 31, 2019
105,066 and 104,979 issued and outstanding, respectively, as of December 31, 2018
Additional paid-in capital	1,395,376	1,380,396
Capital notes	--	20,758
Cumulative stock based compensation	107,774	93,226
Accumulated other comprehensive loss	(18,244)	(23,388)
Accumulated deficit	(547,398)	(637,446)
	1,363,619	1,252,038
Treasury stock, at cost - 87 shares	(9,072)	(9,072)
THE COMPANY'S SHAREHOLDERS' EQUITY	1,354,547	1,242,966
Non-controlling interest	(7,824)	(6,761)
TOTAL SHAREHOLDERS' EQUITY	1,346,723	1,236,205

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,932,833	$1,789,977

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars and shares in thousands, except per share data)

	Year ended
	December 31,
	2019	2018	2017

REVENUES	$1,234,003	$1,304,034	$1,387,310

COST OF REVENUES	1,004,332	1,011,087	1,033,005

GROSS PROFIT	229,671	292,947	354,305

OPERATING COSTS AND EXPENSES:

Research and development	75,579	73,053	67,664
Marketing, general and administrative	67,376	64,951	66,799

	142,955	138,004	134,463

OPERATING PROFIT	86,716	154,943	219,842

FINANCING INCOME (EXPENSE), NET	12	(13,184)	(15,447)

OTHER INCOME (EXPENSE), NET	4,293	(2,442)	(2,627)

PROFIT BEFORE INCOME TAX	91,021	139,317	201,768

INCOME TAX BENEFIT (EXPENSE), NET	(2,948)	(5,938)	99,888

NET PROFIT	88,073	133,379	301,656

Net loss (income) attributable to non-controlling interest	1,975	2,200	(3,645)

NET PROFIT ATTRIBUTABLE TO THE COMPANY	$90,048	$135,579	$298,011

BASIC EARNINGS PER ORDINARY SHARE:

Earnings per share	$0.85	$1.35	$3.08

Weighted average number of ordinary shares outstanding	106,256	100,399	96,647

DILUTED EARNINGS PER ORDINARY SHARE:

Earnings per share	$0.84	$1.32	$2.90

Net profit used for diluted earnings per share	$90,048	$135,579	$306,905

Weighted average number of ordinary shares outstanding
used for diluted earnings per share	107,438	102,517	105,947

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(dollars in thousands)

	Year ended
	December 31,
	2019	2018	2017

Net profit	$88,073	$133,379	$301,656

Other comprehensive income (loss), net of tax:

Foreign currency translation adjustment	3,478	3,599	5,681

Change in employees plan assets and benefit obligations, net of taxes	(1,118)	269	511

Unrealized gain (loss) on derivatives	3,696	(2,704)	1,796

Comprehensive income	94,129	134,543	309,644

Comprehensive loss (income) attributable to non-controlling interest	1,063	407	(6,565)

Comprehensive income attributable to the Company	$95,192	$134,950	$303,079

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(dollars and share data in thousands)

	THE COMPANY'S SHAREHOLDERS' EQUITY
	Ordinary shares issued	Ordinary shares amount	Additional paid-in capital	Capital notes	Unearned compensation	Accumulated other comprehensive income (loss)	Foreign currency translation adjustments	Accumulated deficit	Treasury stock	Comprehensive income	Non controlling interest	Total

BALANCE AS OF JANUARY 1, 2017	93,071	$369,057	$1,318,725	$41,264	$68,921	$(544)	$(27,283)	$(1,071,036)	$(9,072)		$(7,418)	$682,614

Changes during the period:

Issuance of shares	2,914	12,128	4,247									16,375
Conversion of debentures and exercise of warrants into share capital	--	--	--									--
Exercise of options	1,629	6,750	8,180									14,930
Capital notes converted into share capital	930	3,792	16,714	(20,506)								--
Employee stock-based compensation					11,644							11,644
Stock-based compensation related to the Facility Agreement with the Banks												--
Dividend to Panasonic											(5,501)	(5,501)
Other comprehensive income:
Profit								298,011		$298,011	3,645	301,656
Foreign currency translation adjustments							2,761			2,761	2,920	5,681
Change in employees plan assets and benefit obligations						511				511		511
Unrealized gain on derivatives						1,796				1,796		1,796
Comprehensive income										$303,079

BALANCE AS OF DECEMBER 31, 2017	98,544	$391,727	$1,347,866	$20,758	$80,565	$1,763	$(24,522)	$(773,025)	$(9,072)		$(6,354)	$1,029,706

Changes during the period:

Conversion of notes into share capital	5,790	23,722	34,864									58,586
Exercise of options and RSUs	732	3,043	(2,334)									709
Employee stock-based compensation					12,661							12,661
Other comprehensive income:
Profit								135,579		$135,579	(2,200)	133,379
Foreign currency translation adjustments							1,806			1,806	1,793	3,599
Change in employees plan assets and benefit obligations						269				269		269
Unrealized loss on derivatives						(2,704)				(2,704)		(2,704)
Comprehensive income										$134,950

BALANCE AS OF DECEMBER 31, 2018	105,066	$418,492	$1,380,396	$20,758	$93,226	$(672)	$(22,716)	$(637,446)	$(9,072)		$(6,761)	$1,236,205

Changes during the period:

Exercise of options and RSUs	648	2,727	(886)									1,841
Capital notes converted into share capital	1,181	4,892	15,866	(20,758)								--
Employee stock-based compensation					14,548							14,548
Other comprehensive income:
Profit								90,048		$90,048	(1,975)	88,073
Foreign currency translation adjustments							2,566			2,566	912	3,478
Change in employees plan assets and benefit obligations						(1,118)				(1,118)		(1,118)
Unrealized gain on derivatives						3,696				3,696		3,696
Comprehensive income										$95,192

BALANCE AS OF DECEMBER 31, 2019	106,895	$426,111	$1,395,376	$--	$107,774	$1,906	$(20,150)	$(547,398)	$(9,072)		$(7,824)	$1,346,723

OUTSTANDING SHARES, NET OF TREASURY STOCK AS OF DECEMBER 31, 2019
	106,808

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Year ended
	December 31,
CASH FLOWS - OPERATING ACTIVITIES	2019	2018	2017

Net profit	$88,073	$133,379	$301,656

Adjustments to reconcile net profit for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	214,474	214,391	208,411
Effect of exchange rate differences on debentures	10,294	(9,791)	12,865
Other expense (income), net	(4,293)	2,442	2,627
Changes in assets and liabilities:
Trade accounts receivable	27,317	(3,096)	(6,564)
Other current assets	(4,600)	11,260	(8,321)
Inventories	(21,021)	(26,344)	(4,277)
Trade accounts payable	(339)	(3,562)	(8,649)
Deferred revenue and customers' advances	(10,331)	2,625	(21,803)
Employee related liabilities and other current liabilities	(9,435)	(867)	(8,219)
Long-term employee related liabilities	(310)	(795)	(3,247)
Deferred tax, net and other long-term liabilities	1,491	(6,745)	(108,844)
Net cash provided by operating activities	291,320	312,897	355,635

CASH FLOWS - INVESTING ACTIVITIES

Investments in property and equipment	(191,396)	(210,192)	(187,676)
Proceeds related to sale and disposal of property and equipment	19,230	40,451	20,038
Investment grants received		--	2,921
Investments in other assets	(413)	(14,536)	--
Deposits and marketable securities, net	(132,515)	(143,940)	(80,643)
Net cash used in investing activities	(305,094)	(328,217)	(245,360)

CASH FLOWS - FINANCING ACTIVITIES

Exercise of warrants and options, net	1,842	714	31,315
Proceeds from loans	--	98,990	--
Loans repayment	--	(142,285)	(43,259)
Principal payments on account of capital lease obligation	(19,402)	(5,554)	(781)
Debentures repayment	--	--	(6,215)
Dividend paid to Panasonic	--	--	(4,378)
Net cash used in financing activities	(17,560)	(48,135)	(23,318)

EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGE	1,804	2,585	3,720

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(29,530)	(60,870)	90,677
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	385,091	445,961	355,284

CASH AND CASH EQUIVALENTS - END OF PERIOD	355,561	$385,091	$445,961

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Year ended
	December 31,
	2019	2018	2017

NON-CASH ACTIVITIES:

Investments in property and equipment	$39,184	$28,052	$28,419
Conversion of notes into share capital	$22,600	$58,586	$--

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash received during the period from interest	$14,436	$8,818	$3,870
Cash paid during the period for interest	$7,456	$11,835	$14,068
Cash paid during the period for income taxes, net	$13,026	$5,768	$17,668

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019
 (dollars in thousands, except per share data)

NOTE 1      -          DESCRIPTION OF BUSINESS AND GENERAL

The consolidated financial statements of Tower Semiconductor Ltd. (“Tower”) include the financial statements of Tower, and (i) its wholly-owned subsidiary Tower US Holdings Inc., the sole owner of: (1) Jazz US Holdings Inc. and its wholly-owned subsidiary, Jazz Semiconductor, Inc., an independent semiconductor foundry focused on specialty process technologies for the manufacture of analog intensive mixed-signal semiconductor devices (Jazz US Holdings Inc. and Jazz Semiconductor, Inc. collectively referred to herein as “Jazz”); and (2) TowerJazz Texas Inc. (“TJT”); and (ii) its 51% owned subsidiary, TowerJazz Panasonic Semiconductor Co., Ltd. (“TPSCo”), an independent semiconductor foundry which includes three semiconductor manufacturing facilities located in Tonami, Uozu and Arai, in Hokuriku Japan. TPSCo’s other 49% shares are held by Panasonic Semiconductor Solution Co., Ltd (“PSCS”), a fully owned subsidiary of Panasonic Corporation as of December 31, 2019. On November 28, 2019, Panasonic Corportaion announced it will sell PSCS to Nuvoton Technology Corporation, a Taiwan-based semiconductor company, which is an affiliate of Winbond Electronics Corporation, in a transaction that is targeted by Panasonic to close on June 2020  Tower and its subsidiaries are collectively referred to as the “Company”.

The Company is a global specialty foundry leader manufacturing integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management and MEMS. The Company also provides a world-class design enablement platform for a quick and accurate design cycle, as well as Transfer Optimization and development Process Services (“TOPS”) to integrated device manufacturers (“IDMs”) and fabless companies that require capacity. To provide multi-fab sourcing and expanded capacity for its customers, the Company operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three in Japan through TPSCo (two 200mm and one 300mm), which provide 45nm CMOS, 65nm RF CMOS and 65nm advanced image sensor technologies.

Tower’s ordinary shares are traded on the NASDAQ Global Select Market and on the Tel-Aviv Stock Exchange (“TASE”) under the symbol TSEM.

The Company’s consolidated financial statements are presented in accordance with U.S. generally accepted accounting principles (“US GAAP”).

NOTE 2      -          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, affect the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019
 (dollars in thousands, except per share data)

NOTE 2      -          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

B.	Principles of Consolidation

The Company’s consolidated financial statements include the financial statements of Tower and its subsidiaries. The Company’s consolidated financial statements are presented after elimination of inter-company transactions and balances.

C.	Cash and Cash Equivalents

Cash and cash equivalents consist of cash, bank deposits and short-term investments with original maturities of three months or less.

D.	Short-Term Interest-Bearing Deposits

Short-term deposits include bank deposits with original maturities greater than three months and less than one year. Such deposits presented at cost, including accrued interest, which approximates their fair value.

E.	Marketable securities

The Company accounts for investments in debt securities in accordance with ASC 320 "Investments - Debt and Equity Securities". Management determines the appropriate classification of its investments in debt securities at the time of purchase and re-evaluates such determinations at each balance sheet date.

Marketable securities classified as "available-for-sale" are carried at fair value, based on quoted market prices. Unrealized gains and losses are reported in a separate component of shareholders' equity in accumulated other comprehensive income (“OCI”). Gains and losses are recognized when realized, on a specific identification basis, in the Company's consolidated statements of income.

The Company's securities are reviewed for impairment in accordance with ASC 320-10-35. If such assets are considered to be impaired, the impairment charge is recognized in earnings when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company's intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. For securities with an unrealized loss that the Company intends to sell, or it is more likely than not that the Company will be required to sell before recovery of their amortized cost basis, the entire difference between amortized cost and fair value is recognized in earnings.

For securities that do not meet these criteria, the amount of impairment recognized in earnings is limited to the amount related to credit losses, while declines in fair value related to other factors are recognized in OCI.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019
 (dollars in thousands, except per share data)

NOTE 2      -          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

E.	Marketable securities (Cont.)

If quoted prices for identical instruments are available in an active market, marketable securities are classified within Level 1 of the fair value hierarchy. If quoted prices for identical instruments in active markets are not available, fair values are estimated using quoted prices of similar instruments and are classified within Level 2 of the fair value hierarchy.

F.	Trade Accounts Receivables - Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts, based on specific analysis of the account receivable’s aging, assessment of its related risk and ability of the customer to make the required payment.. As of December 31, 2019 and 2018, the allowance for doubtful accounts was $10,925 and $4,208, respectively, of which $10,000 and $3,000, respectively, relates to a customer located in the Far East region.

G.        Accounts Receivable Factoring

From time to time, the Company uses non-recourse factoring arrangements, to sell accounts receivable to third-party financial institutions. The sale of the receivables in these arrangements are accounted for as a true sale, under ASC 860.

H.	Inventories

Inventories are stated at the lower of aggregate cost or net realizable value. If inventory costs exceed expected net realizable value, the Company records reserves for the difference between the cost and the expected net realizable value. Cost of raw materials is determined mainly on the basis of the weighted average moving price per unit.

I.	Investments in Privately-Held Companies

Long-term investments include equity investments in privately-held companies without readily determinable fair values. In accordance with ASC 321 - “Investments - Equity Securities”, Company may elect between fair value and measurement alternative of cost, less impairments, and further adjust up or down, based on observable price changes in orderly transactions for identical or similar investments of the same issuer (“measurement alternative”). The Company elected to use the measurement alternative for each of its investments made through December 31, 2019. Any adjustments resulting from impairments and/or observable price changes are recorded as “other income (expense), net” in the consolidated statements of operations.

J.	Property and Equipment

The Company accounts for property and equipment in accordance with Accounting Standards Codification ASC 360 “Accounting for the Property, Plant and Equipment”. Property and equipment are presented at cost, including capitalizable costs. Capitalizable costs include only costs that are identifiable with, and related to the property and equipment and are incurred prior to their initial operation. Identifiable incremental direct costs include costs associated with constructing, establishing and installing property and equipment.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019
 (dollars in thousands, except per share data)

NOTE 2      -          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

J.	Property and Equipment (cont.)

Maintenance and repairs are charged to expenses as incurred.

Property and equipment are presented net of investment grants received, and less accumulated depreciation.

Depreciation is calculated based on the straight-line method over the Company’s estimated useful lives of the assets, as follows:

Buildings and building improvements, including facility infrastructure	10-25 years
Machinery and equipment, software and hardware	3-15 years

Impairment charges, if needed, are determined based on the policy outlined in L below.

Property and equipment includes also assets under capital leases and are depreciated according to their applicable useful life.

K.	Intangible Assets and Goodwill

The Company accounts for intangible assets and goodwill in accordance with ASC 350 “Intangibles-Goodwill and Other”. Intangible assets include the values assigned to the intangible assets as part of the purchase price allocation made at the time of acquisition.

Intangible assets are amortized over the expected estimated economic life of the intangible assets commonly used in the industry. Goodwill is not amortized and subject to impairment test. Impairment charges on intangibles or goodwill, if needed, are determined based on the policy outlined in L below.

L.	Impairment of Assets

Impairment of Property, Equipment and Intangible Assets
The Company reviews long-lived assets and intangible assets on a periodic basis, as well as when such review is required based upon relevant circumstances, to determine whether events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable, considering the undiscounted cash flows expected from it. If applicable, the Company recognizes an impairment loss based upon the difference between the carrying amount and the fair value of such assets, in accordance with ASC 360-10 “Property, Plant and Equipment”.

Impairment of Goodwill
The Company tests goodwill for impairment by performing a qualitative assessment process, or using a two-step quantitative assessment process. If the Company chooses to perform a qualitative assessment process and determines it is more likely than not (that is, a likelihood of more than 50 percent) that the carrying value of the net assets is more than the fair value of the reporting unit, the two-step quantitative assessment process is then performed; otherwise, no further testing is required. The Company may elect not to perform the qualitative assessment process and, instead, proceed directly to the two-step quantitative assessment process.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019
 (dollars in thousands, except per share data)

NOTE 2      -          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

L.	Impairment of Assets (cont.)

Impairment of Goodwill (Cont.)

The first step identifies potential impairment by comparing the fair value of a reporting unit with its carrying amount, including the goodwill. The fair value of the reporting units is determined using a discounted cash flow analysis (income approach). This fair value approach requires significant management judgment and estimations. The determination of fair value using a discounted cash flow analysis requires the use of key judgments, estimates and assumptions including revenue growth rates, projected operating margins, changes in working capital, terminal values, and discount rates. If the fair value exceeds the carrying amount of a reporting unit, goodwill is not considered impaired and the second step of the test is unnecessary. If the carrying amount exceeds the fair value of a reporting unit, the second step measures the impairment loss, if any.

The second step compares the implied fair value of goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. The implied fair value of the reporting unit’s goodwill is calculated by creating a hypothetical balance sheet as if the reporting unit had just been acquired. This balance sheet contains all assets and liabilities recorded at fair value (including any intangible assets that may not have any corresponding carrying value in the balance sheet). The implied value of the reporting unit’s goodwill is calculated by subtracting the fair value of the net assets from the fair value of the reporting unit. If the carrying amount of goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

M.        Leases

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-02, “Leases” (“Topic 842”), which requires lessees to recognize a right-of-use (“ROU”) asset and a lease liability for all operating and capital leases with a term greater than twelve months and also requires disclosures by lessees and lessors about the amount, timing and uncertainty of cash flows arising from leases. Subsequent to the issuance of Topic 842, the FASB clarified the guidance through several ASUs (“ASC 842”).

On January 1, 2019, the Company adopted ASC 842 using the modified retrospective transition method. Results for the reporting period beginning January 1, 2019 are presented under ASC 842, while prior period amounts were not adjusted and continue to be reported in accordance with historical accounting under ASC 840, “Leases”. Due to the adoption of ASC 842, as of December 31, 2019, operating lease ROU in the amount of approximately $18,000 are recorded as assets and as operating lease liabilities. The aforementioned did not have any impact on the results of operations or cash flows.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019
 (dollars in thousands, except per share data)

NOTE 2      -          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

M.       Leases (cont.)

For all leases that commenced before the effective date of ASC 842, the permitted “practical expedients” as stipulated in the ASC was elected and accordingly, the Company did not  reassess: (1) whether any expired or existing contracts contain leases; (2) the lease classification for any expired or existing leases; and (3) initial direct costs for any existing leases.

The determination if an arrangement is a lease is to be made at inception of a lease contract. ROU assets represent Company’s right to use an underlying asset for the lease term and lease liabilities represent Company’s obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. Whenever leases do not provide an implicit interest rate, incremental borrowing rate is used based on the information available at commencement date in determining the present value of lease payments. The lease terms used to calculate the ROU asset and related lease liability include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for operating leases is recognized on a straight-line basis over the lease term as an operating expense. Certain lease agreements require payments for lease and non-lease components and the Company elected to account for these as a single lease component related to other operating facilities. For additional information, please see Notes 11D and 11E.

N.	Revenue Recognition

ASC Topic 606 “Revenue from Contracts with Customers” (“Topic 606”), supersedes the previous revenue recognition guidance and industry-specific guidance under ASC Topic 605 “Revenue Recognition”. Topic 606 requires an entity to recognize revenue when it transfers the control of promised goods or services to customers in an amount that reflects the consideration the entity expects to be entitled to in exchange for those goods or services. The Company adopted Topic 606 on January 1, 2018, using the modified retrospective method applied to contracts that were not completed as of January 1, 2018.

Under the modified retrospective method, prior period financial positions and results are not adjusted. There was no transition adjustment to the company’s retained earnings upon adoption.

The Company’s revenues are generated principally from sales of semiconductor wafers. The Company, to a much lesser extent, also derives revenues from design support and other technical and support services incidental to the sale of semiconductor wafers. The vast majority of the Company’s sales are achieved through the effort of its direct sales force.

Wafer sales are recognized at a point in time, which is upon shipment or upon delivery of the Company’s products to unaffiliated customers, depending on shipping terms. Accordingly, control of the products transfers to the customer in accordance with the transaction's shipping terms. Sales revenue is recognized for the amount of consideration that the Company expects to be entitled to in exchange for its products. Taxes imposed by governmental authorities, such as sales taxes or value-added taxes, are excluded from net sales. The Company’s contracts typically contain a single performance obligation that is fulfilled on the date of delivery based on shipping terms stipulated in the contract.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019
 (dollars in thousands, except per share data)

NOTE 2      -          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

N.	Revenue Recognition (cont.)

The Company provides for sales returns allowance relating to specified yield or quality commitments as a reduction of revenues, based on past experience and specific identification of events necessitating an allowance, which has been in immaterial amounts.

The Company provides its customers with other services that are less significant in scope and amount and for which recognition is over time when customer receives the services.

O.	Research and Development

Research and development costs are charged to operations as incurred. Amounts received or receivable from the government of Israel and others, as participation in research and development programs, are offset against research and development costs. The accrual for grants receivable is determined based on the terms of the programs, provided that the criteria for entitlement have been met.

P.	Income Taxes

The Company accounts for income taxes using an asset and liability approach as prescribed in ASC 740-10 “Income Taxes” (“ASC 740-10”). This topic prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities. Deferred taxes are computed based on the tax rates anticipated (under applicable law as of the balance sheet date) to be in effect when the deferred taxes are expected to be paid or realized. Deferred tax assets and liabilities, as well as any related valuation allowance, are classified as noncurrent in a classified statement of financial position.

The Company evaluates the potential realization of its deferred tax assets for each jurisdiction in which the Company operates at each reporting date and establishes valuation allowances when it is more likely than not that all or a part of its deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income of the same character and in the same jurisdiction. The Company considers all available positive and negative evidence in making this assessment, including, but not limited to, the scheduled reversal of deferred tax liabilities and projected future taxable income.

In circumstances where there is sufficient negative evidence indicating that the Company's deferred tax assets are not more-likely-than-not realizable, the Company establishes a valuation allowance, see Note 19.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019
 (dollars in thousands, except per share data)

NOTE 2      -          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

P.	Income Taxes (cont.)

ASC 740-10 prescribes a two-step approach for recognizing and measuring uncertain tax positions. The first step is to evaluate tax positions taken or expected to be taken in a tax return by assessing whether they are more-likely-than-not sustainable, based solely on their technical merits, upon examination and including resolution of any related appeals or litigation process. The second step is to measure the associated tax benefit of each position as the largest amount that the Company believes is more-likely-than-not realizable. Differences between the amount of tax benefits taken or expected to be taken in its income tax returns and the amount of tax benefits recognized in its financial statements, represent the Company's unrecognized income tax benefits. The Company's policy is to include interest and penalties related to unrecognized income tax benefits as a component of income tax expense.

Q.	Earnings per Ordinary Share

Basic earnings per share are calculated in accordance with ASC 260, “Earnings Per Share” by dividing net profit or loss attributable to ordinary equity holders of Tower (the numerator) by the weighted average number of ordinary shares outstanding during the reported period (the denominator). Diluted earnings per share are calculated, if applicable, by adjusting net profit attributable to ordinary equity holders of Tower, and the weighted average number of ordinary shares, taking into effect all potential dilutive ordinary shares.

R.	Comprehensive Income

In accordance with ASC 220 “Comprehensive Income”, comprehensive income represents the change in shareholders’ equity during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a reporting period except those resulting from investments by owners and distributions to owners. Other comprehensive income (“OCI”) represents gains and losses that are included in comprehensive income but excluded from net profit.

S.	Functional Currency and Exchange Rate Income (Loss)

The currency of the primary economic environment in which Tower, TJT and Jazz conduct their operations is the U.S. Dollar (“dollar”). Thus, the dollar is their functional and reporting currency. Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into dollars in accordance with ASC 830-10 “Foreign Currency Matters”. All transaction gains and losses from the re-measurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate. The financial statements of TPSCo, whose functional currency is the Japanese Yen (“JPY”), have been translated into dollars. The assets and liabilities have been translated using the exchange rate in effect as of the balance sheet date.

The statements of operations of TPSCo has been translated using the average exchange rate for the reported period. The resulting translation adjustments are charged or credited to OCI.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019
 (dollars in thousands, except per share data)

NOTE 2      -          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

T.	Stock-Based Compensation

The Company applies the provisions of ASC Topic 718 “Compensation - Stock Compensation”, under which employees’ share-based equity awards (mostly restricted stock units and performance unit shares) are accounted for under the fair value method.

Accordingly, stock-based compensation granted to employees and directors is measured at the grant date, based on the fair value of the grant. The compensation costs are recognized using the graded vesting attribution method based on the vesting terms of each unit included in the award resulting in an accelerated recognition of compensation costs.

U.	Fair value of Financial Instruments and Fair Value Measurements

ASC 820, "Fair Value Measurements and Disclosures" (“ASC 820”), requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

ASC 820 prioritizes the inputs into three levels that may be used to measure fair value:

Level 1
Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2
Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3
Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company's financial instruments of cash, bank deposits, marketable securities, account receivable and payables, accrued liabilities, loans and leases approximate their current fair values because of their nature and respective maturity dates or durations. The Company had no financial assets or liabilities carried and measured on a non-recurring basis during the reporting periods. Financial assets and liabilities measured on a recurring basis are those that are adjusted to fair value each time a financial statement is prepared.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019
 (dollars in thousands, except per share data)

NOTE 2      -          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

V.	Derivatives and hedging

Derivative instruments are recognized as either assets or liabilities and are measured at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation.

For derivative instruments designated as fair value hedges, the gains (losses) are recognized in earnings in the periods of change together with the offsetting losses (gains) on the hedged items attributed to the risk being hedged.

For derivative instruments designated as cash flow hedges, the effective portion of the gains (losses) on the derivatives is initially reported as a component of OCI and is subsequently recognized in earnings when the hedged exposure is recognized in earnings. Gains (losses) on derivatives are recognized in earnings, representing either hedge components excluded from the assessment of effectiveness or hedge ineffectiveness.

For derivative instruments that are not designated as hedges, gains (losses) from changes in fair values are primarily recognized in the same line of the item economically hedged.

W.	Recently Issued Accounting Pronouncements

In December 2019, the FASB issued ASU No. 2019-12, "Income Taxes - Simplifying the Accounting for Income Taxes” (“Topic 740”). The ASU simplifies the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The ASU also clarifies and amends existing guidance to improve consistent application among reporting entities. The guidance will be effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13 “Fair Value Measurement” Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. This ASU removes certain disclosure requirements regarding the amounts and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy and the policy for timing of transfers between the levels. This ASU have no effect on the Company’s disclosures or on the financial position, results of operations and cash flows.

In June 2018, the FASB issued ASU No. 2018-07 “Compensation - Stock Compensation” (“Topic 718”): Improvements to Nonemployee Share-Based Payment Accounting. This ASU expands the scope of Topic 718 to include accounting for share-based payments for acquiring goods and services from non-employees except for specific guidance on assumptions used in an option pricing model and expense attribution. Topic 718 is effective for periods beginning after December 15, 2018, with early adoption permitted. The Company does not have any stock-based instruments outstanding to non-employees. Accordingly, the adoption of this ASU has no effect on the Company’s financial position, results of operations or cash flows.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019
 (dollars in thousands, except per share data)

NOTE 2      -          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

W.	Recently Issued Accounting Pronouncements (Cont.)

In January 2017, the FASB issued ASU 2017-04 “Intangibles - Goodwill and Other: Simplifying the Test for Goodwill Impairment” (“Topic 350”), which clarified its guidance to simplify the measurement of goodwill by eliminating the Step 2 impairment test. The new guidance requires companies to perform the goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. The amendment will be effective beginning in its first quarter of fiscal year 2020. The amendment is required to be adopted prospectively. Early adoption is permitted. The adoption of this guidance is not expected to have a significant impact on the Company’s consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13 “Financial Instruments Credit Losses”. This update requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. An entity must use judgment in determining the relevant information and estimation methods that are appropriate in its circumstances. The update is effective January 1, 2020, and for interim periods within that year. Early adoption is permitted only after January 1, 2019.  The Company has previously incurred an immaterial amount of bad debt and expects no material impact on its consolidated financial statements and disclosures resulting from adopting this guidance.

NOTE 3      -          INVENTORIES

Inventories consist of the following:
	As of December 31,
	2019	2018
Raw materials	$90,605	$72,144
Work in process	91,537	92,047
Finished goods	10,114	6,587
	$192,256	$170,778

Work in process and finished goods are presented net of aggregate write-downs to net realizable value of $649 and $1,206 as of December 31, 2019 and 2018, respectively.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019
 (dollars in thousands, except per share data)

NOTE 4      -          OTHER CURRENT ASSETS

Other current assets consist of the following:
	As of December 31,
	2019	2018
Tax receivables	$8,156	$3,997
Prepaid expenses	8,265	14,170
Accrued interest on bank deposits and other receivables	5,598	4,585
	$22,019	$22,752

NOTE 5      -          LONG-TERM INVESTMENTS

Long-term investments consist of the following:
	As of December 31,
	2019	2018
Severance-pay funds	$11,860	$13,615
Long-term bank deposit	12,500	12,500
Investments in privately- held companies	15,725	9,830
	$40,085	$35,945

NOTE 6      -          PROPERTY AND EQUIPMENT, NET

Composition:
	As of December 31,
	2019	2018
Original cost:
Land and Buildings (including facility infrastructure)	$363,133	$347,798
Machinery and equipment (*)	2,684,980	2,482,609
	$3,048,113	$2,830,407
Accumulated depreciation:
Buildings (including facility infrastructure)	$(239,241)	$(224,796)
Machinery and equipment	(2,126,933)	(1,948,377)
	$(2,366,174)	$(2,173,173)
	$681,939	$657,234

(*) Original cost of machinery and equipment includes ROU assets under capital lease in the amount of $86,087 and $54,873 as of December 31, 2019 and 2018, respectively. The depreciation expense of such assets amounted to $9,941 and $2,102 for the years ended December 31, 2019 and 2018, respectively.

As of December 31, 2019 and 2018, the original cost of land, buildings, machinery and equipment was reflected net of investment grants in the aggregate amount of $285,615 and $285,636, respectively.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019
 (dollars in thousands, except per share data)

NOTE 7      -          INTANGIBLE ASSETS, NET

Intangible assets consist of the following as of December 31, 2019:
	Useful Life (years)	Cost	Accumulated Amortization	Net
Technologies	4;5;9	$111,108	$(110,730)	$378
Facilities lease	19	33,500	(24,241)	9,259
Trade name	9	7,702	(7,702)	--
Customer relationships	15	2,600	(1,956)	644
Total identifiable intangible assets		$154,910	$(144,629)	$10,281

 Intangible assets consist of the following as of December 31, 2018:
	Useful Life (years)	Cost	Accumulated Amortization	Net
Technologies	4;5;9	$110,835	$(108,888)	$1,947
Facilities lease	19	33,500	(22,953)	10,547
Trade name	9	7,671	(7,547)	124
Customer relationships	15	2,600	(1,783)	817
Total identifiable intangible assets		$154,606	$(141,171)	$13,435

NOTE 8      -          DEFERRED TAX AND OTHER LONG-TERM ASSETS, NET

Deferred tax and other long-term assets, net consist of the following:

	As of December 31,
	2019	2018
Deferred tax asset (see Note 19)	$66,362	$73,460
Right of use - assets under operating leases	17,828	--
Prepaid long-term land lease, net	3,175	3,296
Fair value of cross currency interest rate swap (see Note 12D)	12,625	6,722
Long-term prepaid expenses and others	5,057	4,926
	$105,047	$88,404

NOTE 9      -          OTHER CURRENT LIABILITIES

Other current liabilities consist of the following:

	As of December 31,
	2019	2018
Tax payables	$282	$12,096
Interest payable	1,057	986
Others	5,962	4,035
	$7,301	$17,117

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019
 (dollars in thousands, except per share data)

NOTE 10      -         DEBENTURES

A.	Composition by Repayment Schedule:

	As of December 31, 2019
	Interest rate	2020	2021	2022	2023	Total
Debentures Series G (see B below)	2.79%	$38,690	$38,690	$38,690	$19,347	$135,417
Accretion of carrying amount to principal amount						(3,134)
Carrying amount						$132,283

	As of December 31, 2018
	Interest rate	2019	2020	2021	2022	2023	Total
Debentures Series G (see B below)	2.79%	$--	$35,676	$35,676	$35,676	$17,839	$124,867
Accretion of carrying amount to principal amount							(4,697)
Carrying amount							$120,170

B.	Debentures Series G

In June 2016, Tower raised approximately $115,000 through the issuance of long-term unsecured non-convertible debentures (“Series G Debentures”).

The Series G Debentures are payable in seven semi-annual consecutive equal installments from March 2020 to March 2023 and carrying an annual interest rate of 2.79%, payable semi-annually. The principal and interest amounts are denominated in NIS and are not linked to any index or to any other currency. The Company entered into hedging transactions to mitigate the foreign exchange rate differences on the principal and interest using a cross currency swap.

As of December 31, 2019 and 2018, the outstanding principal amount of Series G Debentures was NIS 468,000 (approximately $135,000 and $125,000 as of December 31, 2019 and December 31, 2018, respectively), with related hedging transactions net asset fair value of approximately $16,000 and $5,000, respectively. The changes in the fair value of outstanding principal amount of the debentures and in the fair value of the hedging transaction, are attributed to the corresponding changes in the exchange rates during the reported periods (see Note 12D). The Series G Debentures’ indenture includes customary financial and other terms and conditions, including a negative pledge and financial covenants. As of December 31, 2019, the Company was in compliance with all of the financial covenants under the indenture.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019
 (dollars in thousands, except per share data)

NOTE 11      -         OTHER LONG-TERM DEBT

A.	Composition:

	As of December 31,
	2019	2018
Long-term JPY bank loan - principal amount, see B and C below	$101,365	$100,118
Capital leases - see D below	60,277	47,195
Operating leases – see E below	17,828	--
Less - current maturities of long-term debt	(28,201)	(10,814)
	$151,269	$136,499

B.	Composition by Repayment Schedule of Loans:
	As of December 31, 2019
	Interest rate	2020	2021	2022	2023	2024 and on	Total
In JPY	1.95%	$--	$22,526	$22,526	$22,526	$33,787	$101,365
Total outstanding principal		$--	$22,526	$22,526	$22,526	$33,787	$101,365

	As of December 31, 2018
	Interest rate	2019	2020	2021	2022	2023 and on	Total
In JPY	1.95%	$--	$--	$22,248	$22,248	$55,622	$100,118
Total outstanding principal		$--	$--	$22,248	$22,248	$55,622	$100,118

C.	Loans to TPSCo from Financial Institutions

In June 2018, TPSCo refinanced its two then outstanding loans with 11 Billion JPY (approximately $100,000) new asset-based loan agreements with a consortia of financial institutes comprised of JA Mitsui Leasing, Ltd., Sumitomo Mitsui Trust Bank, Limited (SMTB), Sumitomo Mitsui Banking Corporation (SMBC) and China trust Commercial Bank Corporation (CTBC) (“JP Loan”). The JP Loan carries a fixed interest rate of 1.95% per annum with principal payable in nine semiannual payments from 2021 and until 2025. The JP Loan is secured mainly by a lien over the machinery and equipment of TPSCo located in Uozu and Tonami manufacturing facilities. Outstanding principal amount was approximately $101,000 as of December 31, 2019.

The JP Loan also contains certain financial ratios and covenants, as well as customary definitions of events of default and acceleration of the repayment schedule. TPSCo’s obligations pursuant to the JP Loan are not guaranteed by Tower, Panasonic Corporation, PSCS, or any of its affiliates.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019
 (dollars in thousands, except per share data)

NOTE 11      -       OTHER LONG-TERM DEBT (Cont.)

C.	Loans to TPSCo from Japanese Financial Institutions (Cont.)

As of December 31, 2019, TPSCo was in compliance with all of the financial ratios and covenants under this JP Loan.

D.	Capital Lease Agreements

Certain of the Company’s subsidiaries enter, from time to time, into capital lease agreements for certain machinery and equipment it operates in some of its fabrication facilities, usually for a period of four years, with an option to buy the machinery and equipment after a period of between three to four years from the start of the lease period. The lease agreements contain annual interest rate of up to 1.95% and the assets under the lease agreements are pledged to the lender until the time at which the respective subsidiary will buy the assets, if at all. The obligations under the capital lease agreement are guaranteed by Tower, except for TPSCo’s obligations under its capital lease agreements.

As of December 31, 2019 and 2018, the outstanding capital lease liabilities for fixed assets was $60,277 and $47,195, respectively, of which $21,070 and $10,814 respectively, were included under current maturities of long-term debt.

The following presents the maturity of capital lease liabilities as of December 31, 2019:

Fiscal Year
2020	$21,070
2021	16,332
2022	14,386
2023	7,684
2024	805
Total	$60,277

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019
 (dollars in thousands, except per share data)

NOTE 11      -        OTHER LONG-TERM DEBT (Cont.)

E.        Operating Leases

In 2019, the Company adopted ASU No. 2016-02, " Leases"  (Topic 842). The Company enters from time to time into operating leases for office space, operating facilities and vehicles. Operating lease cost for the years ended December 31, 2019, 2018 and 2017 was $8,045, $8,773 and $8,809, respectively. During 2019, cash paid for operating lease liabilities was $8,113.

The following presents the composition of operating lease:
	Classification in Consolidated Balance Sheets	December 31, 2019
Right of use - assets under operating leases	Deferred tax and other long-term assets, net	$17,828
Lease liabilities:
Current operating leases liabilities	Current maturities of long-term debt	$7,131
Long-term operating lease liabilities	Other long-term debt	10,697
Total operating lease liabilities		$17,828

Weighted average remaining lease term (years)		4.9
Weighted average discount rate		1.95%

The following presents the maturity of operating lease liabilities as of December 31, 2019:

Fiscal Year
2020	$7,131
2021	6,304
2022	2,064
2023	645
2024	645
Thereafter	1,667
Total	18,456
Less – imputed interest	(628)
Total	$17,828

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019
 (dollars in thousands, except per share data)

NOTE 11      -        OTHER LONG-TERM DEBT (Cont.)

F.	Wells Fargo Credit Line

In December 2013, Jazz entered into an agreement with Wells Fargo Capital Finance, part of Wells Fargo & Company (“Wells Fargo”), for a five-year secured asset-based revolving credit line in the total amount of up to $70,000, maturing in December 2018.

In February 2018, Jazz and Wells Fargo signed an amendment to the credit line, under which the line is extended by five years, to mature in 2023, and the total amount remained at up to $70,000 (the “Jazz Credit Line Agreement”).  The applicable interest on the loans is at a rate equal to, at lender’s option, either the lender’s prime rate plus a margin ranging from 0.0% to 0.5% or the LIBOR rate plus a margin ranging from 1.25% to 1.75% per annum.

The outstanding borrowing availability varies from time to time based on the levels of Jazz’s eligible accounts receivable, eligible equipment, eligible inventories and other terms and conditions described in the Jazz Credit Line Agreement. The obligations of Jazz under the Jazz Credit Line Agreement are secured by a security interest on all the assets of Jazz. The Jazz Credit Line Agreement contains customary covenants and other terms, including customary events of default. If any event of default will occur, Wells Fargo may declare all borrowings under the facility due immediately and foreclose on the collateral. Jazz’s obligations pursuant to the Jazz Credit Line Agreement are not guaranteed by Tower or any of its affiliates.

As of December 31, 2019, Jazz was in compliance with all of the covenants under the Jazz Credit Line Agreement.

As of December 31, 2019, borrowing availability under the Jazz Credit Line Agreement was approximately $70,000, of which approximately $1,000 was utilized through letters of credit.

As of December 31, 2019 and 2018, no loan amounts were outstanding under the Jazz Credit Line Agreement.

NOTE 12      -        FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

The Company makes certain disclosures as detailed below with regard to financial instruments, including derivatives. These disclosures include, among other matters, the nature and terms of derivative transactions, information about significant concentrations of credit risk and the fair value of financial assets and liabilities.

A.	Non-Designated Exchange Rate Transactions

As the functional currency of Tower is the USD and part of Tower's expenses are denominated in NIS, Tower enters from time to time into exchange rate agreements to protect against the volatility of future cash flows caused by changes in foreign exchange rates on NIS denominated expenses.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019
 (dollars in thousands, except per share data)

NOTE 12      -        FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Cont.)

A.	Non-Designated Exchange Rate Transactions (Cont.)

As of December 31, 2019, the fair value amounts of such exchange rate agreements were $167 in an asset position, presented in other current assets with a face value of $48,000. As of December 31, 2018, the fair value amounts of such exchange rate agreements were $379 in a liability position, presented in current liabilities with a face value of $92,000.

Changes in the fair values of such derivatives are presented in cost of revenues in the statements of operations.

As the functional currency of TPSCo is the JPY and part of TPSCo revenues are denominated in USD, TPSCo enters from time to time into exchange rate agreements to protect against the volatility of future cash flows caused by changes in foreign exchange rates on USD denominated amounts. As of December 31, 2019 and 2018, the fair value amounts of such exchange rate agreements were $318 and $16, respectively, in a liability position, presented in other current liabilities with a face value of $36,000 and $42,000, respectively. Changes in the fair value of such derivatives are presented in the statements of operations.

B.	Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, marketable securities, derivative, trade receivables and government and other receivables. The Company's cash, deposits, marketable securities and derivative are maintained with large and reputable banks and investment banks. The composition and maturities of investments are regularly monitored by the Company. Generally, these securities may be redeemed upon demand and bear minimal risk.

The Company generally does not require collateral for insurance of receivables; however, in certain circumstances, the Company obtains credit insurance or may require advance payments. An allowance for doubtful accounts is determined with respect to those amounts the collection of which is determined to be doubtful. The Company performs ongoing credit evaluations of its customers.

C.	Fair Value of Financial Instruments

The estimated fair values of the Company’s financial instruments, excluding debentures do not materially differ from their respective carrying amounts as of December 31, 2019 and 2018. The fair value of debentures, based on quoted market prices as of December 31, 2019 and 2018, was approximately $140,000 and $127,000, respectively, compared to carrying amounts of approximately $132,000 and $120,000, for the above dates, respectively.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019
 (dollars in thousands, except per share data)

NOTE 12      -        FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Cont.)

D.	Cash Flow Hedge Gains (Losses)

The Company entered into cash flow hedging transactions to mitigate the foreign exchange rate differences on principal and interest using a cross currency swap to mitigate the risk arising from Series G Debentures denomination in NIS.

As of December 31, 2019, the fair value of the swap was $15,642 in an asset, net position, of which $3,017 was presented in other current assets and $12,625 was presented in long-term assets. As of December 31, 2018, the fair value of the swap was $4,951 in an asset, net position, of which $1,771 was presented in other current liabilities and $6,722 was presented in long-term assets.

As of December 31, 2019 and December 31, 2018, the effective portions of $1,504 and $1,329, respectively, were recorded in OCI, of which a loss of $719 is expected to be reclassified into earnings during the twelve months ending December 31, 2020. For the years ended December 31, 2019 and December 31, 2018, the hedging effect on the Company’s results of operations was $8,816 income and $11,787 loss, respectively, and was recognized as financing expense, net, to offset the effect of the rate difference related to Series G Debentures.

E.	Fair Value Measurements

Valuation Techniques

In general, and where applicable, the Company uses quoted prices in active markets for identical assets or liabilities to determine fair value. This pricing methodology applies to the Company’s Level 1 assets and liabilities. If quoted prices in active markets for identical assets and liabilities are not available to determine fair value, the Company uses quoted prices for similar assets and liabilities or inputs other than the quoted prices that are observable, either directly or indirectly. This pricing methodology applies to the Company’s Level 2 and Level 3 assets and liabilities.

Level 1 Measurements
Assets held for sale - securities classified as available for sale are reported at fair value on a recurring basis.  These securities are classified as Level 1 of the valuation hierarchy where quoted market prices from reputable third-party brokers are available in an active market. Changes in fair value of securities available for sale are recorded in other comprehensive income.

Level 2 Measurements
If quoted market prices are not available, the Company obtains fair value measurements from an independent pricing service. These securities are reported using Level 2 inputs and the fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, U.S. government and agency yield curves, live trading levels, trade execution data, market consensus prepayment speeds, credit information, and the security’s terms and conditions, among other factors.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019
 (dollars in thousands, except per share data)

NOTE 12      -        FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Cont.)

E.	Fair Value Measurements (Cont.)

Level 3 Measurements
For cross currency swap measured under level 2 - the Company uses the market approach using quotations from banks and other public information.

Equity Securities without Readily Determinable Fair Values - Investments in privately-held companies are measured using the measurement alternatives, see Note 2I above. The Company reviews these investments for impairment and observable price changes on a quarterly basis, and adjusts the carrying value accordingly. For the year ended December 31, 2019, the Company recorded an increase of $5,270 in the value of such investments, and for the year ended December 31, 2018, the Company recorded a decrease of $5,000 in the value of such investments, presented in other income (expense), net in the statements of operations. The fair value of these investments represents a Level 3 valuation as the assumptions used in valuing these investments are not directly or indirectly observable.

Recurring fair value measurements using the indicated inputs:

	December 31, 2019	Quoted prices in active market for identical liability (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cross currency swap - net asset position	$15,642	$--	$15,642	$--
Privately-held companies	15,725	--		15,725
Marketable securities held for sale	175,305	175,305	--	--
Foreign exchange forward and cylinders - liability position	(151)	--	(151)	--
	$206,521	$175,305	$15,491	$15,725

	December 31, 2018	Quoted prices in active market for identical liability (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cross currency swap - net asset position	$4,951	$--	$4,951	$--
Privately-held companies	9,830	--		9,830
Marketable securities held for sale	135,227	135,227	--	--
Foreign exchange forward and cylinders - liability position	(395)	--	(395)	--
	$149,613	$135,227	$4,556	$9,830

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019
 (dollars in thousands, except per share data)

NOTE 12      -        FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Cont.)

F.        Short-Term and Long-Term Deposits and Marketable Securities

Short-term and long-term deposits and marketable securities as of December 31, 2019 included short term deposits in the amount of $215,609, marketable securities in the amount of $176,070 and a long-term bank deposit in the amount of $12,500; as of December 31, 2018, short-term and long-term deposits and marketable securities included short term deposits in the amount of $120,079, marketable securities in the amount of $135,850 and a long-term bank deposit in the amount of $12,500.

The following table summarizes amortized costs, gross unrealized gains and losses and estimated fair values of available-for-sale marketable securities as of December 31, 2019:

	Amortized cost (*)	Gross unrealized Gains	Gross Unrealized losses	Estimated fair value
Corporate bonds	$154,167	$1,273	$(214)	$155,226
U.S government bonds	1,977	26	--	2,003
Non-U.S government bonds	992	11	--	1,003
Municipal bonds	1,208	21	--	1,229
Money market fund	15,225	366	--	15,591
Certificate of deposits	248	5	--	253
	$173,817	$1,702	$(214)	$175,305

* Excluding accrued interest of $765.

The scheduled maturities of available-for-sale marketable securities as of December 31, 2019, were as follows:

	Amortized cost	Estimated fair value
Due within one year	$37,845	$37,818
Due after one year through five years	135,972	137,487
	$173,817	$175,305

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019
 (dollars in thousands, except per share data)

NOTE 12      -        FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Cont.)

F.        Short-Term and Long-Term Deposits and Marketable Securities (Cont.)

The following table summarizes amortized costs, gross unrealized gains and losses and estimated fair values of available-for-sale marketable securities as of December 31, 2018:

	Amortized cost (*)	Gross unrealized gains	Gross Unrealized losses	Estimated fair value
Corporate bonds	$111,639	$29	$(2,029)	$109,639
U.S government bonds	5,444	21	--	5,465
Non-U.S government bonds	2,456	--	(33)	2,423
Municipal bonds	2,248	--	(13)	2,235
Money market fund	15,225	--	--	15,225
Certificate of deposits	248	--	(8)	240
	$137,260	$50	$(2,083)	$135,227

* Excluding accrued interest of $623.

The scheduled maturities of available-for-sale marketable securities as of December 31, 2018, were as follows:

	Amortized cost	Estimated fair value
Due within one year	$16,686	$16,661
Due after one year through five years	120,574	118,566
	$137,260	$135,227

Investments with continuous unrealized losses for less than twelve months and twelve months or more and their related fair values as of December 31, 2019 and December 31, 2018, were as indicated in the following tables:

December 31, 2019
	Investment with continuous unrealized losses for less than twelve months		Investments with continuous unrealized losses for twelve months or greater		Total Investments with continuous unrealized losses
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate bonds	$8,562	$(56)	$23,022	$(158)	$31,584	$(214)
Non-U.S government bonds	--	--	--	--	--	--
Municipal bonds	--	--	--	--	--	--
Certificate of deposits	--	--	--	--	--	--
Total	$8,562	$(56)	$23,022	$(158)	$31,584	$(214)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019
 (dollars in thousands, except per share data)

NOTE 12      -        FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (Cont.)

F.        Short-Term and Long-Term Deposits and Marketable Securities (Cont.)

	December 31, 2018
	Investment with continuous unrealized losses for less than twelve months		Investments with continuous unrealized losses for twelve months or greater		Total Investments with continuous unrealized losses
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate bonds	$19,716	$(140)	$79,609	$(1,889)	$99,325	$(2,029)
Non-U.S government bonds	963	--	1,460	(33)	2,423	(33)
Municipal bonds	2,235	(13)	--	--	2,235	(13)
Certificate of deposits	--	--	240	(8)	240	(8)
Total	$22,914	$(153)	$81,309	$(1,930)	$104,223	$(2,083)

NOTE 13      -        EMPLOYEE RELATED LIABILITIES

A.	Employee Termination Benefits

Israeli law, labor agreements and corporate policy determine the obligations of Tower to make severance payments to dismissed Israeli employees and to Israeli employees leaving employment under certain circumstances. Generally, the liability for severance pay benefits, as determined by Israeli law, is based upon length of service and the employee’s monthly salary. This liability is primarily covered by regular deposits made each month by Tower into recognized severance and pension funds and by insurance policies maintained by Tower, based on the employee’s salary for the relevant month. The amounts so funded and the liability are included on the balance sheets in long-term investments and employee related liabilities in the amounts of $9,314 and $11,638, respectively, as of December 31, 2019.

Commencing January 1, 2005, Tower implemented a labor agreement with regard to most of its Israeli employees, according to which monthly deposits into recognized severance and pension funds or insurance policies will release it from any additional severance obligation in excess of the balance in such accounts to such Israeli employees and, therefore, Tower incurs no liability or asset with respect to such severance obligations and deposits, since that date. Any net severance amount as of such date will be released on the employee’s termination date. Payments relating to Israeli employee termination benefits were $5,597, $5,158 and $5,059 for 2019, 2018 and 2017, respectively.

TPSCo established a Defined Contribution Retirement Plan (the “DC Plan”) for its employees through which TPSCo contributes approximately 9% with employee average match of 1% from employee base salary to the DC Plan. Such contribution releases the employer from further obligation to any payments upon termination of employment. The contribution is remitted either to third party benefit funds based on employee preference, or directly, to those employees who elected not to enroll in the DC Plan. Total payments under the DC Plan in 2019, 2018 and 2017 amounted to $6,572, $6,700 and $6,706, respectively.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019
 (dollars in thousands, except per share data)

NOTE 13      -        EMPLOYEE RELATED LIABILITIES (Cont.)

B.	Jazz Employee Benefit Plans

The following information provides the changes in 2019, 2018 and 2017 periodic expenses and benefit obligations due to the bargaining agreement signed between Jazz with its collective bargaining unit employees.

Post-Retirement Medical Plan

The components of the net periodic benefit cost and other amounts recognized in other comprehensive income for post-retirement medical plan expense are as follows:

	Year ended December 31,
	2019	2018	2017
Net periodic benefit cost:
Service cost	$7	$10	$9
Interest cost	72	73	69
Amortization of prior service costs	--	--	--
Amortization of net loss (gain)	(298)	(262)	(361)
Total net periodic benefit cost	(219)	$(179)	$(283)
Other changes in plan assets and benefits obligations recognized in other comprehensive income:
Prior service cost for the period	$--	$--	$--
Net loss (gain) for the period	(1)	(376)	317
Amortization of prior service costs	--	--	--
Amortization of net gain (loss)	298	262	361
Total recognized in other comprehensive income (loss)	$297	$(114)	$678
Total recognized in net periodic benefit cost and other comprehensive income (loss)	$78	$(293)	$395

Weighted average assumptions used:
Discount rate	4.50%	3.80%	4.50%
Expected return on plan assets	N/A	N/A	N/A
Rate of compensation increases	N/A	N/A	N/A
Assumed health care cost trend rates:
Health care cost trend rate assumed for current year (Pre-65/Post-65 Medicare Advantage)	6.90%/13.10%	8.30%/11.10%	7.20%/10.00%
Health care cost trend rate assumed for current year (Pre-65/Post-65 Non Medicare Advantage)	6.90%/7.90%	N/A	N/A
Ultimate rate (Pre-65/Post-65)	4.50%/4.50%	4.50%/4.50%	4.50%/4.50%
Year the ultimate rate is reached (Pre-65/Post-65)	2029/2029	2027/2027	2025/2025
Measurement date	December 31, 2019	December 31, 2018	December 31, 2017

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019
 (dollars in thousands, except per share data)

NOTE 13      -        EMPLOYEE RELATED LIABILITIES (Cont.)

B.	Jazz Employee Benefit Plans (Cont.)

Post-Retirement Medical Plan (Cont.)

Impact of one-percentage point change in assumed health care cost trend rates as of December 31, 2019:

	Increase	Decrease
Effect on service cost and interest cost	$2	$(2)
Effect on post-retirement benefit obligation	$33	$(25)

The components of the change in benefit obligation, change in plan assets and funded status for post-retirement medical plan are as follows:

	Year ended December 31,
	2019	2018	2017
Change in medical plan related benefit obligation:
Medical plan related benefit obligation at beginning of period	$1,628	$1,936	$1,550
Service cost	7	10	9
Interest cost	72	73	69
Benefits paid	(17)	(15)	(9)
Change in medical plan provisions	--	--	--
Actuarial loss (gain)	(1)	(376)	317
Benefit medical plan related obligation end of period	$1,689	$1,628	$1,936
Change in plan assets:
Fair value of plan assets at beginning of period	$--	$--	$--
Employer contribution	16	15	9
Benefits paid	(16)	(15)	(9)
Fair value of plan assets at end of period	$--	$--	$--
Medical plan related net funding	$(1,689)	$(1,628)	$(1,936)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019
 (dollars in thousands, except per share data)

NOTE 13      -        EMPLOYEE RELATED LIABILITIES (Cont.)

B.          Jazz Employee Benefit Plans (Cont.)

Post-Retirement Medical Plan (Cont.)

	As of December 31,
	2019	2018	2017
Amounts recognized in statement of financial position:
Current liabilities	$(50)	$(65)	$(58)
Non-current liabilities	(1,639)	(1,563)	(1,878)
Net amount recognized	$(1,689)	$(1,628)	$(1,936)
Weighted average assumptions used:
Discount rate	3.40%	4.50%	3.80%
Rate of compensation increases	N/A	N/A	N/A
Assumed health care cost trend rates:
Health care cost trend rate assumed for next year (pre 65/ post 65 Medicare Advantage)	6.20%/(5.00)%	6.90%/13.10%	8.30%/11.10%
Health care cost trend rate assumed for next year (pre 65/ post 65 Non Medicare Advantage)	6.20%/6.10%	6.90%/7.90%	8.30%/11.10%
Ultimate rate (pre 65/ post 65)	4.50%/4.50%	4.50%/4.50%	4.50%/4.50%
Year the ultimate rate is reached (pre 65/ post 65)	2029/2029	2029/2029	2027/2027

The following benefit payments are expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

Fiscal Year	Other Benefits
2020	$50
2021	54
2022	54
2023	55
2024	61
2025-2029	$365

Jazz Pension Plan

Jazz has a pension plan that provides for monthly pension payments to eligible employees upon retirement. The pension benefits are based on years of service and specified benefit amounts. Jazz uses a December 31 measurement date. Jazz’s funding policy is to make contributions that satisfy at least the minimum required contribution for IRS qualified plans.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019
 (dollars in thousands, except per share data)

NOTE 13      -        EMPLOYEE RELATED LIABILITIES (Cont.)

B.	Jazz Employee Benefit Plans (Cont.)

Jazz Pension Plan (Cont.)

The components of the change in benefit obligation, the change in plan assets and funded status for Jazz’s pension plan are as follows:

	Year ended December 31,
	2019	2018	2017
Net periodic benefit cost:
Interest cost	$817	$749	$831
Expected return on plan assets	(930)	(1,427)	(1,236)
Expected Administrative Expenses	100	--	--
Amortization of prior service costs	3	3	3
Amortization of net loss (gain)	--	--	55
Total net periodic benefit cost	$(10)	$(675)	$(347)
Other changes in plan assets and benefits obligations recognized in other comprehensive income:
Prior service cost for the period	$--	$--	$--
Net loss (gain) for the period	1,158	(231)	(1,303)
Amortization of prior service costs	(3)	(3)	(3)
Amortization of net gain (loss)	--	--	(55)
Total recognized in other comprehensive income (loss)	$1,155	$(234)	$(1,361)
Total recognized in net periodic benefit cost and other comprehensive income (loss)	$1,145	$(909)	$(1,708)
Weighted average assumptions used:
Discount rate	4.40%	3.70%	4.30%
Expected return on plan assets	4.20%	6.20%	6.20%
Rate of compensation increases	N/A	N/A	N/A

	Year ended December 31,
	2019	2018	2017
Estimated amounts that will be amortized from accumulated other comprehensive income in the next fiscal year ending :
Prior service cost	$3	$3	$3
Net actuarial loss	$27	$--	$--

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019
 (dollars in thousands, except per share data)

NOTE 13      -        EMPLOYEE RELATED LIABILITIES (Cont.)

B.	Jazz Employee Benefit Plans (Cont.)

Jazz Pension Plan (Cont.)

The components of the change in benefit obligation, change in plan assets and funded status for Jazz’s pension plan are as follows:

	Year ended December 31,
	2019	2018	2017
Change in benefit obligation:
Benefit obligation at beginning of period	$18,979	$20,629	$19,672
Interest cost	817	749	831
Benefits paid	(688)	(607)	(548)
Change in plan provisions	--	--	--
Actuarial loss (gain)	2,800	(1,792)	674
Benefit obligation end of period	$21,908	$18,979	$20,629
Change in plan assets:
Fair value of plan assets at beginning of period	$22,669	$23,235	$19,871
Actual return on plan assets	2,544	(133)	3,212
Employer contribution	--	175	700
Expenses paid	(71)	--	--
Benefits paid	(688)	(607)	(548)
Fair value of plan assets at end of period	$24,454	$22,670	$23,235
Funded status	$2,546	$3,691	$2,606
Amounts recognized in statement of financial position:
Non-current assets	$2,546	$3,691	$2,606
Non-current liabilities	--	--	--
Net amount recognized	$2,546	$3,691	$2,606
Weighted average assumptions used:
Discount rate	3.20%	4.40%	3.70%
Rate of compensation increases	N/A	N/A	N/A

The following benefit payments are expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

Fiscal Year	Other Benefits
2020	$859
2021	932
2022	1,017
2023	1,085
2024	1,142
2025-2029	$6,144

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019
 (dollars in thousands, except per share data)

NOTE 13      -        EMPLOYEE RELATED LIABILITIES (Cont.)

B.	Jazz Employee Benefit Plans (Cont.)

Jazz Pension Plan (Cont.)

The plan’s assets measured at fair value on a recurring basis consisted of the following as of December 31, 2019:

	Level 1	Level 2	Level 3
Investments in mutual funds	$--	$24,454	$--
Total plan assets at fair value	$--	$24,454	$--

The plan’s assets measured at fair value on a recurring basis consisted of the following as of December 31, 2018:

	Level 1	Level 2	Level 3
Investments in mutual funds	$--	$22,670	$--
Total plan assets at fair value	$--	$22,670	$--

Jazz’s pension plan weighted average asset allocations on December 31, 2019, by asset category are as follows:

Asset Category	December 31, 2019	Target allocation 2020
Equity securities	23%	20%
Debt securities	77%	80%
Total	100%	100%

Jazz’s primary policy goals regarding the plan’s assets are cost-effective diversification of plan assets, competitive returns on investment and preservation of capital. Plan assets are currently invested in mutual funds with various debt and equity investment objectives. The target asset allocation for the plan assets is 80% debt, or fixed income securities, and 20% equity securities. Individual funds are evaluated periodically based on comparisons to benchmark indices and peer group funds and investment decisions are made by Jazz in accordance with the policy goals. Actual allocation to each asset category fluctuates and may not be within the target allocation specified above due to changes in market conditions.

The estimated expected return on assets of the plan is based on assumptions derived from, among other things, the historical return on assets of the plan, the current and expected investment allocation of assets held by the plan and the current and expected future rates of return in the debt and equity markets for investments held by the plan. The obligations under the plan could differ from the obligation currently recorded, if management's estimates are not consistent with actual investment performance.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019
 (dollars in thousands, except per share data)

NOTE 14      -        COMMITMENTS AND CONTINGENCIES

A.	Liens

(1)	Loans, Bonds and Capital Leases

For liens relating to Jazz Credit Line Agreement, see Note 11F. For liens under TPSCo 2018 JP Loan agreement, see Note 11C. For liens under the capital lease agreements, see Note11D. For liens under Bond G indenture, see Note 10B.

(2)	Approved Enterprise Program

Floating liens are registered in favor of the State of Israel on substantially all of Tower’s assets under the Investment Center’s approved enterprise status program.

B.	Renewed contract in relation to TPSCo

In March 2019, the Company, PSCS and TPSCo, as applicable, signed three-year agreements renewing their previously signed 2014-2019 agreements, to be in effect from April 2019 for an additional 3 year period. Under the renewed agreements, among others, PSCS will continue to utilize TPSCo’s three manufacturing facilities in Japan for its semiconductor business under a new pricing structure, which is resulting in lower annual and quarterly revenue commencing the second quarter of 2019, as compared to previous periods.

C.	License Agreements

The Company enters into intellectual property and licensing agreements with third parties from time to time. The effect of each of them on the Company’s total assets and results of operations is immaterial. Certain of these agreements call for royalties to be paid by the Company to these third parties.

D.	Lease Agreement

Jazz leases its fabrication facilities under operational lease contracts that may be extended until 2027, through the exercise of an option at Jazz’s sole discretion. In 2015, Jazz exercised its first option to extend the lease term from 2017 to 2022, while maintaining the option to extend the lease term at its sole discretion from 2022 to 2027. In the amendments to its leases, (i) Jazz secured various contractual safeguards designed to limit and mitigate any adverse impact of construction activities on its fabrication operations; and (ii) set forth certain obligations of Jazz and the landlord, including certain noise abatement actions at the fabrication facility. The landlord has made claims that Jazz’s noise abatement efforts are not adequate under the terms of the amended lease.  Jazz does not agree and is disputing these claims.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019
 (dollars in thousands, except per share data)

NOTE 14      -        COMMITMENTS AND CONTINGENCIES (Cont.)

E.        Environmental Affairs

The Company’s operations are subject to a variety of laws and state and governmental regulations relating to the use, discharge and disposal of toxic or otherwise hazardous materials used in the production processes. Operating permits and licenses are required for the operation of the Company’s facilities and these permits and licenses are subject to revocation, modification and renewal. Government authorities have the power to enforce compliance with these regulations, permits and licenses. As of the approval date of the financial statements, the Company is not aware of any noncompliance with the terms of said permits and licenses.

F.        An engagement in relation to a new fabrication facility planned to be built in China

In prior years, the Company, Nanjing Development Zone, Tacoma Technology Ltd. and Tacoma (Nanjing) Semiconductor Technology Co., Ltd. (collectively known as “Tacoma”), signed agreements regarding a new 8-inch fabrication facility planned to be established in Nanjing, China. According to the terms therein, it was agreed that the Company will provide technological expertise together with operational and integration consultation, at terms and milestones to be further agreed to by the parties and may invest in the project to be a minority stakeholder. To date, the Company received a total of $27,000 (net of taxes) for technological licenses, consultation and other services it provided, of which $18,000 (net of taxes) during 2017 and the reminder during 2019.

 G.       Other Agreements

The Company enters from time to time, in the ordinary course of business, into long-term agreements with various entities for the joint development of products and processes utilizing technologies owned separately by either the other entity or the Company, or owned jointly by both parties, as applicable.

NOTE 15      -        SHAREHOLDERS’ EQUITY

A.	Description of Ordinary Shares

As of December 31, 2019, Tower had 150 million authorized ordinary shares, par value NIS 15.00 each, of which approximately 106.8 million were outstanding. Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus share (stock dividend) distributions and, in the event of the liquidation of Tower, in the distribution of assets after satisfaction of liabilities to creditors. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019
 (dollars in thousands, except per share data)

NOTE 15      -        SHAREHOLDERS’ EQUITY (Cont.)

B.	Equity Incentive Plans

(1)	General

The Company has granted to its employees and directors options and Restricted Stock Units (“RSUs”) to purchase ordinary shares under several share incentive plans adopted by the Company. The particular provisions of each plan and grant vary as to vesting period, exercise price, exercise period and other terms. Generally, (i) the exercise price of options will not be lower than the nominal value of the shares and will equal either

(2)	Tower’s 2013 Share Incentive Plan (the "2013 Plan")

the closing market price of the ordinary shares immediately prior to the date of grant, or in relation to grants made from September 2013, an average of the closing price during the thirty trading days immediately prior to the date of grant; (ii) vesting is over a one to four year period according to defined vesting schedules, and for performance RSUs include financial performance targets; and (iii) options are not exercisable beyond seven or ten years from the grant date, as applicable.

Except for those share incentive plans described below, as of December 31, 2019 and December 31, 2018, respectively, there were approximately 25 thousand and 26 thousand, respectively, options outstanding under the Company’s other share incentive plans (the "Old Plans”). No further options may be granted under the Old Plans.

In 2013, the Company adopted a share incentive plan for directors, officers and employees of the Company which in 2019 was extended to include also third party service providers (“2013 Plan”). Options granted under the 2013 Plan bear an exercise price, which equals an average of the closing price during the thirty trading days immediately prior to the date of grant, vest over up to a three-year period and are not exercisable beyond seven years from the grant date.

Under the 2013 Plan, the Company granted, in 2019 and 2018, a total of 1.16 million and 0.98 million, respectively, of RSUs, to its employees and directors (including the below described grants to the CEO and Chairman), with vesting over up to a three-year period. The Company measures compensation expenses of the RSUs based on the closing market price of the ordinary shares immediately prior to the date of grant and amortizes it over the applicable vesting period taking in consideration compliance with performance criteria, if any.

In June 2019, the Company's shareholders approved the grant of the following RSUs to the Company's CEO and members of the Board of Directors under the 2013 Plan: (i) 129 thousand time vested RSUs and 129 thousand performance based RSUs to the CEO, which RSUs will vest linearly over a three-year period, 33% at the end of each year of the three years following the grant date, for a compensation value of $3,900; (ii) 20 thousand time vested RSUs to the chairman of the Board of Directors (“the Chairman”) for a total compensation value of $300, to vest linearly over a three-year.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019
 (dollars in thousands, except per share data)

NOTE 15      -        SHAREHOLDERS’ EQUITY (Cont.)

B.	Equity Incentive Plans (Cont.)

(2)	Tower’s 2013 Share Incentive Plan (the "2013 Plan") (Cont.)

period, 33% at the end of each year of the three years following the grant date; and (iii) 5 thousand time vested RSUs to each of the 8 members of the Board of Directors (other than to the Chairman and the CEO), for an aggregate compensation value of $600, vesting over a two-year period, with 50% vesting at the end of the first anniversary of the date of grant and 50% on the second anniversary of the date of grant.

In July 2018, the Company's shareholders approved the grant of the following RSUs to the Company's CEO and members of the Board of Directors under the  2013 Plan: (i) 107 thousand time vested RSUs and 72 thousand performance based RSUs to the CEO, which RSUs will vest linearly over a three-year period, 33% at the end of each year of the three years following the grant date, for a compensation value of $3,900; and, in addition, 50 thousand performance based RSUs vesting over three years, with 65% vesting at the first anniversary of the grant, an additional 25% at the second anniversary and the remaining portion at the third anniversary for an additional compensation value of $1,100; (ii) 14 thousand time vested RSUs to the Chairman for a total compensation value of $300, to vest linearly over a three-year period, 33% at the end of each year of the three years following the grant date; and (iii) 3 thousand time vested RSUs to each of the 8 members of the Board of Directors (other than to the Chairman and the CEO), for an aggregate compensation value of $600, vesting over a two-year period, with 50% vesting at the end of the first anniversary of the date of grant and 50% on the second anniversary of the date of grant.

In June 2017, the Company’s shareholders approved the following equity awards to the Company’s CEO, chairman of the Board and board directors under the 2013 Plan: (i) 85 thousand time vested RSUs and 97 thousand performance-based RSUs to the CEO, for a total compensation value of $4,500; (ii) 12 thousand time vested RSUs to the chairman of the board of directors for a total compensation value of $300; and (iii) 3 thousand time vested RSUs to each of the members of the board of directors (other than to the Chairman and the CEO), for a total compensation value of $600.

As of December 31, 2019, approximately 318 thousand options and approximately 2.0 million RSUs were outstanding under the 2013 Plan. As of December 31, 2018, approximately 483 thousand options and approximately 1.6 million RSUs were outstanding under the 2013 Plan. Further grants may be approved subject to compensation committee, board of directors and shareholders’ approval, as may be required by law.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019
 (dollars in thousands, except per share data)

NOTE 15      -        SHAREHOLDERS’ EQUITY (Cont.)

B.	Equity Incentive Plans (Cont.)

(3)	Summary of the Status of all the Company’s Employees’ and Directors’ Share Incentive Plans

i. Share Options awards:

	2019		2018		2017
	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price
Outstanding as of beginning of year	508,493	$9.58	580,185	$9.64	2,278,089	$9.92
Granted	--		--	--	--	--
Exercised	(163,375)	11.28	(70,271)	10.19	(1,611,489)	9.27
Terminated	(667)	9.90	(921)	9.82	(77,292)	25.89
Forfeited	(1,000)	4.42	(500)	4.42	(9,123)	8.06
Outstanding as of end of year	343,451	8.79	508,493	9.58	580,185	9.64
Options exercisable as of end of year	343,451	8.79	485,579	$9.46	459,662	$8.51

ii. RSU awards:

	2019		2018		2017
	Number of RSU	Weighted Average Fair Value	Number of RSU	Weighted Average Fair Value	Number of RSU	Weighted Average Fair Value
Outstanding as of beginning of year	1,599,296	$22.27	1,245,889	$21.29	1,009,184	$14.62
Granted	1,159,881	18.06	977,667	20.80	818,856	24.88
Converted	(484,665)	23.91	(602,423)	17.86	(553,241)	14.71
Forfeited	(260,899)	21.19	(21,837)	22.11	(28,910)	16.42
Outstanding as of end of year	2,013,613	$19.13	1,599,296	$22.27	1,245,889	$21.29

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019
 (dollars in thousands, except per share data)

NOTE 15      -        SHAREHOLDERS’ EQUITY (Cont.)

B.	Equity Incentive Plans (Cont.)

(4)	Summary of Information about Employees’ Share Incentive Plans

The following table summarizes information about employees’ share options outstanding as of December 31, 2019:

Outstanding				Exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$4.42 - 17.25	343,451	1.78	$8.79	343,451	$8.79

	Year ended December 31,
	2019	2018	2017
The intrinsic value of options exercised	$1,824	$1,416	$26,031
The original fair value of options exercised	$665	$302	$7,202

	Year ended December 31,
	2019	2018	2017
The intrinsic value of converted RSUs	$8,207	$15,840	$12,996
The original fair value of converted RSUs	$11,588	$10,761	$8,138

Stock-based compensation expenses were recognized in the Statement of Operations as follows:

	Year ended December 31,
	2019	2018	2017
Cost of goods	$4,529	$3,141	$3,084
Research and development, net	2,900	2,533	2,555
Marketing, general and administrative	7,119	6,987	6,010
Total stock-based compensation expense	$14,548	$12,661	$11,649

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019
 (dollars in thousands, except per share data)

NOTE 15      -        SHAREHOLDERS’ EQUITY (Cont.)

C.	Israeli Bank’s Capital Notes

During the first quarter of 2019, approximately 1.2 million ordinary shares were issued following the conversion of the last remaining capital notes. As a result, as of December 31, 2019 no capital notes were outstanding.

D.	Treasury Stock

During 1999 and 1998, the Company funded the purchase by a trustee of an aggregate of approximately 87 thousand Tower’s ordinary shares. These shares are classified as treasury shares.

E.	Dividend Restriction

Tower is subject to limitations under Series G Debentures indenture, which enables distribution of dividends subject to satisfying certain financial ratios.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019
 (dollars in thousands, except per share data)

NOTE 16      -        INFORMATION ON GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

A.	Revenues by Geographic Area - as Percentage of Total Revenue

	Year ended December 31,
	2019	2018	2017
USA	52%	52%	52%
Japan	29	34	32
Asia *	15	10	12
Europe	4	4	4
Total	100%	100%	100%

* Represents revenues from individual countries of less than 10% each.

The basis of attributing revenues from external customers to geographic area is based on the headquarter location of the customer issuing the purchase order; actual delivery may be shipped to another geographic area per customer request.

B.	Long-Lived Assets by Geographic Area

Substantially all of Tower’s long-lived assets are located in Israel, substantially all of Jazz’s and TJT’s long-lived assets are located in the United States and substantially all of TPSCo’s long-lived assets are located in Japan.

	As of December 31,
	2019	2018
Israel	$219,479	$215,419
United States	248,453	239,462
Japan	214,007	202,353
Total	$681,939	$657,234

C.	Major Customers - as Percentage of Net Accounts Receivable Balance

As of December 31, 2019, no customer exceeded 10% of the net accounts receivable balance. As of December 31, 2018, two customers exceeded 10% of the net accounts receivable balance and represented 13% and 10% of such balance.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019
 (dollars in thousands, except per share data)

NOTE 16      -        INFORMATION ON GEOGRAPHIC AREAS AND MAJOR CUSTOMERS (Cont.)

D.          Major Customers - as Percentage of Total Revenue

	Year ended December 31,
	2019	2018	2017
Customer A	27%	33%	30%
Customer B	5	7	12
Other customers *	27	16	15

*
Represents aggregated revenue to four customers accounted between 5% and 9% of revenue during 2019, to two customers accounted for 7% and 9% of revenue during 2018, and to two customers accounted for 7% and 8% of revenue during 2017.

NOTE 17      -        FINANCING EXPENSE (INCOME), NET

Financing expense (income), net consists of the following:

	Year ended December 31,
	2019	2018	2017
Interest expense	$6,823	$10,610	$12,623
Interest income	(12,949)	(10,762)	(4,783)
Jazz Notes amortization	--	5,010	4,230
Series G Debentures amortization, related rate differences and hedging results	3,299	3,589	2,738
Exchange rate differences	968	1,064	6
Bank fees and others	1,847	3,673	633
	$(12)	$13,184	$15,447

NOTE 18      -        RELATED PARTIES BALANCES AND TRANSACTIONS

A.	Balance:

	The nature of the relationship involved	As of December 31,
		2019	2018
Long-term investment	Equity investment in a limited partnership	$55	$110

B.	Transactions:

	Description of the transactions	Year ended December 31,
		2019	2018	2017
General and Administrative expense	Directors’ fees and reimbursement to directors	$783	$736	$719
Other income (expense), net	Non-controlling interest income (loss) from a limited Partnership	$(55)	$44	$29

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019
 (dollars in thousands, except per share data)

NOTE 19      -        INCOME TAXES

A.	Tower Approved Enterprise Status and Statutory Income Rates

Substantially all of Tower’s existing facilities and other capital investments made through 2012 have been granted approved enterprise status, as provided by the Law for the Encouragement of Capital Investment (“Investments Law”).

Tower, as an industrial company located in Migdal Ha’emek, may elect the Preferred Enterprise regime to apply to it under the Investment Law. The election is irrevocable. Under the Preferred Enterprise Regime, Tower’s entire preferred income is subject to the tax rate of 7.5%.

Income not eligible for Preferred Enterprise benefits is taxed at the regular corporate tax rate of 23% for 2019, 23% for 2018 and 24% for 2017.

The Company operates in a multinational tax environment and is subject to tax treaty arrangements and transfer pricing guidelines for intercompany transactions. The Company is basing its positions on studies that are customary, acceptable and are in compliance with international tax rules in the jurisdictions the Company operates in.

B.      Income Tax Provision

   The Company’s income tax provision is as follows:

	Year ended December 31,
	2019	2018	2017
Current tax expense:
Local	--	$2,164	$3,622
Foreign (*)	1,013	9,273	6,070
Deferred tax expense (benefit):
Local (see F below)	7,098	9,316	(82,370)
Foreign(*) (see E below)	(5,163)	(14,815)	(27,210)
Income tax expense (benefit)	$2,948	$5,938	$(99,888)

	Year ended December 31,
	2019	2018	2017
Profit (loss) before taxes:
Domestic	$103,432	$142,831	$198,008
Foreign (*)	(12,411)	(3,514)	3,760
Total profit before taxes	$91,021	$139,317	$201,768

(*) Foreign are amounts related to Tower’s Japanese and US subsidiaries.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019
 (dollars in thousands, except per share data)

NOTE 19      -        INCOME TAXES (Cont.)

C.      Components of Deferred Tax Asset/Liability

The following is a summary of the components of the deferred tax assets and liabilities reflected in the balance sheets as of the respective dates (*)

	As of December 31,
	2019	2018
Deferred tax asset and liability - long-term:
Deferred tax assets:
Net operating loss carryforward	$78,783	$87,325
Employees benefits and compensation	4,819	4,914
Accruals and reserves	3,341	4,738
Research and development	15,276	12,292
Others	5,068	3,615
	107,287	112,884
Valuation allowance, see F below	(7,266)	(5,834)
Deferred tax assets	$100,021	$107,050
Deferred tax liabilities- long-term:
Depreciation and amortization	(77,966)	(82,001)
Gain on TPSCo acquisition	--	(1,240)
Others	(931)	(750)
Deferred tax liabilities	$(78,897)	$(83,991)

Presented in long term deferred tax assets	$66,362	$73,460
Presented in long term deferred tax liabilities	$(45,238)	$(50,401)

(*) Deferred tax assets and liabilities relating to Tower for the years 2019 and 2018 are computed based on the Israeli preferred enterprise tax rate of 7.5%.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019
 (dollars in thousands, except per share data)

NOTE 19      -        INCOME TAXES (Cont.)

D.	Unrecognized Tax Benefit

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Unrecognized tax benefits
Balance at January 1, 2019	$14,783
Additions for tax positions of current year	778
Reduction due to statute of limitation of prior years	(448)
Balance at December 31, 2019	$15,113

Unrecognized tax benefits
Balance at January 1, 2018	$15,286
Additions for tax positions of current year	716
Reduction due to statute of limitation of prior years	(1,219)
Balance at December 31, 2018	$14,783

Unrecognized tax benefits
Balance at January 1, 2017	$8,969
Additions for tax positions	8,753
Reduction of prior years’ provision	(2,436)
Balance at December 31, 2017	$15,286

E.	Effective Income Tax Rates

In December 2017, the Tax Cut and Jobs Act (the “Act”) was signed into law, which enacts significant changes to U.S. federal corporate tax and related laws. Some of the provisions of the Act affecting corporations include, but are not limited to: (i) a reduction of the U.S.  Federal corporate income tax rate from 35% to 21%; (ii) limiting the interest expense deduction; (iii) expensing of cost of acquired qualified property; (iv) elimination of the domestic production activities deduction; (v) elimination of Alternative Minimum Tax (“AMT”) and (vi)  refund ability of AMT credits, which were generated prior to the Act, in 2018 and thereafter.

Tower US Holdings recorded in the twelve months ended December 31, 2017 a non-cash income tax benefit in the amount of approximately $13,000 for Act-related impacts.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019
 (dollars in thousands, except per share data)

NOTE 19      -        INCOME TAXES (Cont.)

E.	Effective Income Tax Rates (Cont.)

 The reconciliation of the statutory tax rate to the effective tax rate is as follows:

	Year ended December 31,
	2019	2018	2017
Tax expense computed at statutory rates, see (*) below	$20,935	$32,044	$48,433
Effect of tax rate change on deferred tax liabilities, net (**)	314	(478)	(16,078)
Effect of different tax rates in different jurisdictions and Preferred Enterprise Benefit	(16,396)	(23,150)	(33,298)
Change in Valuation allowance, see F below		(962)	(82,772)
Tax benefits for which deferred taxes were not recorded, see F below	--	--	(15,103)
Permanent differences and other, net	(1,905)	(1,516)	(1,070)
Income tax expense (benefit)	$2,948	$5,938	$(99,888)

(*) The tax expense (benefit) was computed based on Tower’s regular corporate tax rate of 23% for 2019, 23% for 2018 and 24% for 2017.
(**) Reduction in tax rates due to the U.S. Tax Reform and reduction in income tax rates in Japan.

F.	Net Operating Loss Carryforward

As of December 31, 2019, Tower had net operating loss carryforward for tax purposes of approximately $1,000,000 which may be carried forward indefinitely. For the year ended December 31, 2016, Tower recorded a valuation allowance for deferred tax assets as it was unable to conclude that it is more-likely-than-not that such deferred tax assets would be realized. As of December 31, 2017, Tower concluded that realization of net deferred assets is more likely than not as required by ASC 740-10-30-5(e). Tower considered both positive and negative factors. Positive factors include the Israeli accumulated profit before tax for 2017 and recent years, projections for taxable income in Israel in the near term and the unlimited time for the utilization of the losses carryforward. The negative factors considered include Tower’s history of operating losses, the uncertainty in estimating the future generation of sufficient taxable income in Israel to utilize the loss carryforward in the amount noted above taking into account that it operates in the cyclical industry of semiconductors and other trends affecting Tower’s ability to sustain its current level of income. Weighing all the above, Tower concluded in 2017 that it is more likely than not that taxable income will be generated and released entirely the valuation allowance related to the Israeli accumulated losses.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019
 (dollars in thousands, except per share data)

NOTE 19      -        INCOME TAXES (Cont.)

F.	Net Operating Loss Carryforward (Cont.)

The future utilization of Tower US Holdings’ federal net operating loss carryforward to offset future federal taxable income is subject to an annual limitation as a result of ownership changes that have occurred. Additional limitations could apply if ownership changes occur in the future. Jazz has had two “change in ownership” events that limit the utilization of net operating loss carryforward. The first “change in ownership” event occurred in February 2007 upon Jazz Technologies’ acquisition of Jazz Semiconductor. The second “change in ownership” event occurred in September 2008, upon Tower’s acquisition of Jazz. Jazz concluded that the net operating loss limitation for the change in ownership which occurred in September 2008 will be an annual utilization of approximately $ 2,100 in its tax return.

As of December 31, 2019, Tower US Holdings had federal net operating loss carryforward of approximately $31,000, of which approximately $5,000 do not expire and is subject to taxable income limitation of 80% due to the Act, and the remaining federal tax loss carryforwards of $26,000  will begin to expire in 2022, unless previously utilized.

As of December 31, 2019, Tower US Holdings had California state net operating loss carryforward of approximately $11,000. The state tax loss carry forward begin to expire in 2028, unless previously utilized.

As of December 31, 2019 and 2018, TPSCo had no net operating loss carryforward.

G.	Final Tax Assessments

Tower possesses final tax assessments through the year 1998. In addition, the tax assessments for the years 1999-2014 are deemed final.

Tower US Holdings is filing the consolidated tax return including Jazz and TJT. Tower US Holdings and its subsidiaries are subject to U.S. federal income tax as well as income tax in multiple states.

With few exceptions, Tower US Holdings is no longer subject to U.S. federal income tax examinations before 2016 and state and local income tax examinations before 2015. However, to the extent allowed by law, the tax authorities may have the right to examine prior periods where net operating losses were generated and carried forward, and make adjustments up to the amount of the net operating loss carryforward amount.

TPSCo possesses final tax assessments through the year 2016.